Exhibit 1
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FOR IMMEDIATE RELEASE                                            12 August 2008


                              WPP GROUP PLC ("WPP")


            WPP ACQUIRES MINORITY STAKE IN SCANGROUP LIMITED IN KENYA



WPP announces that it has agreed to subscribe for a minority stake of 27.5% of the increased issued share capital of Scangroup Limited in Kenya. The investment is conditional upon all necessary approvals of Scangroup's shareholders, the Capital Markets Authority and Nairobi Stock Exchange in Kenya. Scangroup Limited is a publicly listed company whose shares are traded on the Nairobi Stock Exchange.

Scangroup provides general advertising and marketing communications services to clients with a focus on media planning and buying services and specialist communications. Scangroup employs over 300 people in its offices in Kenya, Uganda and Tanzania. Scangroup's audited consolidated revenues as at 31 December 2007 were KES 1.157 billion, with gross assets as at that date of KES 1.7 billion.

This investment continues WPP's strategy of developing its networks in important markets and sectors and its commitment to developing its business throughout the African markets.


Contact:
Feona McEwan, WPP                                      T. +44 (0)20 7408 2204
www.wpp.com
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